Exhibit 99.1

WNS (HOLDINGS) LIMITED ANNOUNCES
DETAILS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

MUMBAI, India and NEW YORK (January 9, 2009) — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, announced that it will hold an extraordinary general meeting of shareholders on Friday, February 13, 2009, beginning at 3:00 pm, GMT, at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands.

The Company will distribute the notice of extraordinary general meeting, proxy statement and ADR voting card on or about January 12, 2009, allowing shareholders to vote on the Amended and Restated 2006 Incentive Award Plan.

The notice of the extraordinary general meeting, proxy statement and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the materials, free of charge, by sending a written request to our registered office or by sending an e-mail to ssd@capitaregistrars.com, attention Michele Ivory

About WNS

WNS is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enable WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.

The company’s ADSs are listed on the New York Stock Exchange. For more information, please visit www.wns.com.

Investors:
Alan Katz
Vice President, Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:
Thomas Rozycki
CJP Communications
+1 212 279 3115
trozycki@cjpcom.com